

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 20, 2013

<u>Via E-mail</u>
Meng Hoa
President
Razor Resources, Inc.
8-5-128 Jichexiaoqu
Chanchun, Jilin, China

> **Re:** **Razor Resources, Inc.**
> **Form 10-K for the Fiscal Year Ended April 30, 2013**
> **Filed August 13, 2013**
> **File No. 000-51973**

Dear Mr. Hoa:

We note that your financial statements for the years ended April 30, 2013 and 2012 were audited by Stan J.H. Lee, CPA. Effective July 30, 2013, the Public Company Accounting Oversight Board ("PCAOB") revoked the registration of Stan J.H. Lee, CPA. You can find a copy of the order at http://pcaobus.org/Enforcement/Adjudicated/Documents/Lee.pdf

As Stan J.H. Lee, CPA is no longer registered with the PCAOB, you may not include its audit reports or consents in your filings with the Commission. Your Form 10-K was filed after Stan J.H. Lee, CPA's PCAOB registration had been revoked. Accordingly, please file an amended Form 10-K within four business days to remove any reference to the audit opinion of Stan J.H. Lee, CPA and clearly label your financial statements for the years ended April 30, 2013 and 2012 as unaudited.   Please then have a firm that is registered with the PCAOB re-audit each of these years and, upon completion of that re-audit, amend your Form 10-K again to include audited financial statements.

Please also file an Item 4.01 Form 8-K to include all of the information required by that Item. In providing the information that Item 304 of Regulation S-K requires, please also indicate that the PCAOB has revoked the registration of your prior auditor, Stan J.H. Lee, CPA. We believe the revocation of the accountant's PCAOB registration and the reasons thereto would likely be information necessary to make the required statements – whether the former accountant resigned, declined to stand for re-election or was dismissed – in light of the circumstances under which they are made not misleading.

If you are unable to obtain an Exhibit 16 letter from Stan J.H. Lee, CPA at the time you file your Form 8-K – or an amended Exhibit 16 letter for an amended Form 8-K – please disclose this fact in the Form 8-K.

Once you explain Stan J.H. Lee, CPA's registration revocation in an Item 4.01 Form 8-K, you do not need to repeat this disclosure in your next Form 10-K.

Your Form 8-K and amended Form 10-K should be filed within four business days of receipt of this letter. Please separately advise us as to how you intend to address the re-audit requirements no later than September 4, 2013. If you have any questions, please contact Blaise Rhodes, Staff Accountant at 202-551-3774.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining